

September 11, 2013

Via E-mail
Mr. Jeffrey Favret
Chief Financial Officer
Gulf Island Fabrication, Inc.
567 Thompson Road
Houma, LA 70363

> **Re: Gulf Island Fabrication, Inc.**
> **Form 10-K**
> **Filed March 13, 2013**
> **File No. 1-34279**

Dear Mr. Favret:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Backlog, page 10

1. We note your disclosure here and in your most recent quarterly report stating that three customers appear to comprise a significant percentage of your backlog (i.e., 66.5% as of December 31, 2012, and 70.7% as of June 30, 2013). In future filings please consider expanding your MD&A disclosure related to the status of work performed in key projects related to these customers, to help investors better assess your revenue estimates based on the current status of your backlog and the expected impact that such projects may have on your financial statements going forward.

Management's Discussion and Analysis, page 25

Results of Operations, page 27

2. You state on page 28 that you anticipate that professional fees as a result of your "various contractual issues" will continue until these issues are resolved. For 2012, such fees of $515,000 were material to your operating and net loss. Please revise future filings to disclose the specific matters to which these contractual issues relate, and to provide your indication of timing for individual resolution.

3. You disclose on page 28 that net interest income of $433,00 and $902,000 for the twelve-month periods ended December 31, 2012 and December 31, 2011, respectively, were both primarily related to "the accretion of the discount associated with the financing arrangement" described on page F-10. Therein, you state that as consideration to extend payment on a retainage balance on a completed contract, you agreed to receive $12.5 million, payable in twenty equal monthly installments beginning on June 30, 2011. Scheduled payments have been received through December 31, 2012, and the remaining balance was paid in full on January 30, 2013. Please explain to us why, if 60% of the principal balance was paid during 2012, net interest income for 2012 is approximately less than half of net interest income for 2011, when only 35% of the principal balance was paid to you.

Liquidity and Capital Resources, page 30

4. You state that the increase in 2012 in your net contract position, which includes contracts receivable, contract retainage, costs and estimated earnings in excess of billings on uncompleted contracts, materials and other amounts prepaid to subcontractors, accounts payable, and billings in excess of costs and estimated earnings on uncompleted contracts, was due to "timing of work performed on several larger contracts compared to scheduled contractual billing terms, the revisions to the payment terms agreed to with Bluewater in August 2012, and cost recoveries negotiated with customers." We note largely the same explanation was provided in each of the March 31, 2013 and June 30, 2013 Forms 10-Q, even though net contract position decreased in the first quarter as compared to the year-ago period, but increased again in the second quarter. Because certain accounts within your net contract position materially impact your operating cash flows in any given period, please revise this section in future filings to: i) quantify DSO for the periods presented and to provide an analysis for significant fluctuations therein; ii) quantify how much of your net contract receivables recorded as of the balance sheet date have been subsequently collected; iii) address whether you have experienced any changes in aging due to customer liquidity problems, changes in contractual payment/billing terms or, changes in the frequency/materiality of customer disagreements; iv) address any disagreements with customers that may impact your ability to bill costs and estimated earnings in excess of billings on uncompleted contracts or any other known contracts/factors that materially impact the recoverability of this asset; and v) quantify

how much of costs and estimated earnings in excess of billings on uncompleted contracts recorded as of the balance sheet date have been subsequently billed.

Financial Statements

5. Please tell us and revise future filings to provide the disclosures required by ASC 280-10-50-40. If it is impracticable to do so, please tell us why. Also, please tell us why there are executive officers for only two of your operating subsidiaries as listed on page 19, when on page 1 you indicate there are more than two subsidiaries.

Definitive Proxy Statement on Schedule 14A

Director Compensation, page 10

6. Refer to footnote (1) of the tabular disclosure on page 10. Please tell us why fees paid for each director's service during the fourth quarter of 2011 are reflected in the 2012 director compensation table. To the extent applicable, please revise your future filings to disclose compensation during the fiscal year in which it was earned.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345, or, in her absence, Era Anagnosti at (202) 551-3369, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief